October 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Kauten

Re:	Newgioco Group, Inc.
Registration Statement on Form S-1
File No. 333-249584

Dear Mr. Kauten:

Newgioco Group, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-249584), be accelerated by the U.S. Securities and Exchange Commission to Monday, October 26, 2020 at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes its legal counsel, Leslie Marlow and Patrick Egan of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Newgioco Group, Inc.

By:	/s/ Michele Ciavarella
Name: Michele Ciavarella
Title: Chief Executive Officer

 cc: Leslie Marlow, Esq.

       Patrick J. Egan, Esq.